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File No: 82-3667

City e-Solutions Limited

(incorporated in the Cayman Islands with limited liability)

(Stock Code:557)

07026427

2007

Interim financial report
for the six months ended 30 June 2007

CONTENTS

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following interim unaudited consolidated results of the Company, its subsidiaries and its jointly controlled entity (the "Group") for the six months ended 30 June 2007 together with comparative figures.

CONSOLIDATED PROFIT & LOSS ACCOUNT

for the six months ended 30 June 2007 – unaudited

		Six months ended 30 June	
	Note	**2007**	**2006**
		HK$'000	*HK$'000*
Turnover	2	46,042	33,112
Cost of sales		(6,547)	(4,157)
Gross profit		39,495	28,955
Other net income		13,053	15,543
Administrative expenses		(26,289)	(21,919)
Profit before taxation	3	26,259	22,579
Income tax	4	(397)	(54)
Profit for the period		25,862	22,525
Attributable to:			
Equity shareholders of the Company		24,948	21,913
Minority interests		914	612
Profit for the period		25,862	22,525
Earnings per share	6	**HK cents**	**HK cents**
Basic		6.51	5.72

The notes on pages 6 to 15 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

at 30 June 2007 – unaudited

	Note	The Group At 30 June 2007 HK$'000	The Group At 31 December 2006 HK$'000
Non-current assets			
Plant and equipment		7,617	6,587
Intangible assets		36,990	302
Deferred tax assets		19,840	21,083
Total non-current assets		64,447	27,972
Current assets			
Properties held for resale		16,315	—
Trading securities		218,941	181,641
Trade and other receivables	7	28,872	25,759
Cash and cash equivalents	8	422,822	487,249
Current tax recoverable		267	—
		687,217	694,649
Current liabilities			
Trade and other payables	9	(45,001)	(19,512)
Provision for taxation		—	(759)
		(45,001)	(20,271)
Net current assets		642,216	674,378
Total assets less current liabilities		706,663	702,350
NET ASSETS		706,663	702,350
CAPITAL AND RESERVES			
Share capital	11	383,126	383,126
Reserves	12	288,978	285,794
Total equity attributable to equity shareholders of the Company		672,104	668,920
Minority interests		34,559	33,430
TOTAL EQUITY		706,663	702,350

The notes on pages 6 to 15 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2007 – unaudited

		Six months ended 30 June			
	Note	2007		2006	
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total equity at 1 January					
Attributable to:					
Equity shareholders of the Company			668,920		589,781
Minority interests			33,430		28,041
			702,350		617,822
Net income recognised directly in equity:					
Exchange differences on translation of financial statements of overseas subsidiaries and jointly controlled entity			1,439		315
Net profit for the period			25,862		22,525
Total recognised income and expense for the period			27,301		22,840
Attributable to:					
Equity shareholders of the Company		26,172		22,179	
Minority interests		1,129		661	
		27,301		22,840	
Dividends declared or approved during the period	5		(22,988)		(11,494)
Total equity at 30 June			706,663		629,168

The notes on pages 6 to 15 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2007 - unaudited

	Note	Six months ended 30 June 2007 HK$'000	2006 HK$'000
Net cash generated from/(used in) operating activities		8,616	(10)
Net cash used in investing activities		(77,239)	(23,930)
Net decrease in cash and cash equivalents		(68,623)	(23,940)
Cash and cash equivalents at 1 January		487,249	497,335
Effect of foreign exchange rate changes		4,196	2,931
Cash and cash equivalents at 30 June	8	422,822	476,326

The notes on pages 6 to 15 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

1. BASIS OF PREPARATION

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (HKAS) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It was authorised for issuance on 30 July 2007.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements. In addition, the following accounting policies are applicable to the Group for the current financial period:

a) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement established that the Group or one or more of the other parties share joint control over the economic activity of the entity.

The Group recognises its interests in jointly controlled entities using proportionate consolidation.

The Group combines its share of each of the assets, liabilities, income and expenses of the joint venture with similar items on a line by line basis. Consistent accounting policies are applied for like transactions and events in similar circumstances.

The jointly controlled entity is proportionately consolidated until the date on which the Group ceases to have joint control over the jointly controlled entity.

b) Intangible assets

Intangible assets with indefinite useful lives are not amortised. Intangible assets with indefinite useful lives are tested for impairment annually or whenever there is indication that the intangible asset may be impaired.

c) Properties held for resale

Properties held for resale are those properties which are held with the intention of sale in the ordinary course of business. They are stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less costs to be incurred for selling the property.

The cost of properties held for resale comprises acquisition costs and other related expenditure.

The HKICPA has issued some new and revised HKFRSs that are first effective or available for early adoption for the 2007 annual financial statements. The adoption of these accounting standards have no impact on the Group's results of operations.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with HKFRSs.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the International Federation of Accountants. KPMG's independent review report to the Board of Directors is included on page 16. In addition, this interim financial report has been reviewed by the Company's Audit Committee.

The financial information relating to the financial year ended 31 December 2006 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2006 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 26 February 2007.

2. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding:	The activities of investing.
Hospitality related services:	The provision of e-business enablement, hospitality solutions, hotel management services, hotel reservation services, insurance sales and risk management services, payroll services and procurement services.
Education related services:	The provision of education and learning related services.

	Investment Holding Six months ended 30 June		Hospitality Related Services Six months ended 30 June		Education Related Services Six months ended 30 June		Consolidated Six months ended 30 June	
	2007	2006	2007	2006	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	17,013	11,250	25,869	21,862	3,160	—	46,042	33,112
Profit before taxation	21,738	21,101	4,309	1,478	212	—	26,259	22,579
Income tax							(397)	(54)
Profit for the period							25,862	22,525
Depreciation and amortisation for the period	554	398	281	248	41	—	876	646

Geographical segments

The Group's investing activities are mainly carried out in Hong Kong and Singapore. The hospitality related services are carried out by the subsidiaries based in the United States. The education related services are carried out by jointly controlled entity in Singapore.

In presenting information on the basis of geographical segments, segment revenue in relation to investment holding is based on the geographical location of investments. Segment revenue in relation to hospitality related services is based on the geographical location of customers. Segment revenue in relation to education related services is based on the geographical location of courses being conducted.

	Hong Kong Six months ended 30 June		Singapore Six months ended 30 June		United States Six months ended 30 June		Consolidated Six months ended 30 June	
	2007	2006	2007	2006	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	11,860	7,890	5,784	1,572	28,398	23,650	46,042	33,112
Profit/(loss) before taxation	19,804	17,820	(933)	628	7,388	4,131	26,259	22,579

3. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2007	**2006**
	HK$'000	*HK$'000*
Depreciation of plant and equipment	845	615
Amortisation of intangible assets	31	31
Dividends and interest income	(17,013)	(11,811)
Net foreign exchange gain	(7,920)	(5,158)
Net profit on sale of plant and equipment	—	(16)
Net realised and unrealised gains on trading securities	(4,909)	(10,189)

4. INCOME TAX

	Six months ended 30 June	
	2007	**2006**
	HK$'000	*HK$'000*
Current tax – Hong Kong Profits Tax		
Over-provision in respect of prior years	(1,025)	—
Current tax - Overseas		
Provision for the period	47	54
	(978)	54
Deferred tax		
Reversal of temporary differences	1,375	—
	397	54

The provision for Hong Kong Profits Tax is calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the period ended 30 June 2007. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

As at 30 June 2007, the Group has not recognised deferred tax assets in respect of tax losses of approximately HK$24.4 million (31 December 2006: HK$24.1 million) as it is not probable that there will be sufficient appropriate future taxable profits against which the Group can utilise the benefits.

5. DIVIDENDS

a) Dividends attributable to the interim period

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2007 (2006: HK$Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period

	Six months ended 30 June	
	2007	**2006**
	HK$'000	*HK$'000*
Final dividend in respect of the previous financial year, approved and paid during the interim period of HK 6 cents (2006: HK 3 cents) per share	22,988	11,494

6. EARNINGS PER SHARE

a) **Basic earnings per share**

The calculation of basic earnings per share is based on profit attributable to equity holders of the Company of HK$24.9 million (2006: HK$21.9 million) and on 383,125,524 (2006: 383,125,524) ordinary shares in issue during the period.

b) **Diluted earnings per share**

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

7. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade receivables (net of impairment losses) with the following aging analysis:

	At 30 June 2007 *HK$'000*	At 31 December 2006 *HK$'000*
Current or less than 1 month overdue	8,143	8,858
1 to 3 months overdue	1,978	1,084
More than 3 months overdue but less than 12 months overdue	1,183	2,003
Total trade receivables, less impairment losses	11,304	11,945
Other receivables, deposits and prepayments	12,232	5,861
Amounts owing by affiliated companies	433	278
Amounts owing by other shareholder of jointly controlled entity	4,903	—
Dividend receivable	—	7,200
Derivative financial instruments	—	475
	28,872	25,759

Debts are due within 1 month from the date of billing. Debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

8. CASH AND CASH EQUIVALENTS

	At 30 June 2007 *HK$'000*	At 31 December 2006 *HK$'000*
Deposits with banks and other financial institutions	364,033	444,264
Cash at bank and in hand	58,789	42,985
Cash and cash equivalents in the consolidated cash flow statement	422,822	487,249

9. TRADE AND OTHER PAYABLES

	At 30 June 2007 HK$'000	At 31 December 2006 HK$'000
Trade payables	1,542	1,281
Other payables and accrued charges	43,459	18,231
	45,001	19,512

All trade payables are due within 1 month or on demand.

10. INTEREST IN JOINTLY CONTROLLED ENTITY

On 1 June 2007, the Group subscribed for a 50% equity interest, amounting to S$7.5 million (HK$38.6 million) in MindChamps Holdings Pte. Ltd. ("MindChamps").

The principal activities of MindChamps are the provision of education and learning related services.

The effect of acquisition of the jointly controlled entity, MindChamps, is set out below:

	Carrying amounts and fair value HK$'000
Plant and equipment	1,465
Intangible assets	37,085
Trade and other receivables	12,876
Trade and other payables	(12,876)
Net identifiable assets and liabilities – Group 50% share	38,550
Consideration paid, satisfied in cash	38,550

Intangible assets relate to trademarks acquired by MindChamps.

The Group's share of the financial results of the jointly controlled entity is as follows:

	Period from 1 June 2007 to 30 June 2007 *HK$'000*
Turnover	3,160
Cost of sales and other expenses	(2,948)
Profit for the period	212

MindChamps was dormant for the period from its incorporation date to 30 May 2007 when it acquired certain plant and equipment, intangible assets, trade and other receivables and trade and other payables. The Group acquired a 50% equity interest in MindChamps on 1 June 2007. Accordingly, had the Group's acquisition of MindChamps taken place at the beginning of the financial period, there would not be any significant impact on the Group's results for the current financial period.

11. SHARE CAPITAL

Issued and fully paid	**No. of shares** *'000*	*HK$'000*
At 30 June 2007	383,126	383,126

During the period ended 30 June 2007, there was no change in the Company's issued share capital.

At 30 June 2007, there were no outstanding share options.

12. RESERVES

The movements in reserves are set out in the Consolidated Statement of Changes in Equity.

13. COMMITMENTS

a) The total future minimum lease payments under non-cancellable operating lease in respect of office space are as follows:

	At 30 June 2007 HK$'000	At 31 December 2006 HK$'000
Within 1 year	4,439	958
After 1 year but within 5 years	9,139	2,992
	13,578	3,950

The Group entered into an operating lease agreement for an office space. The lease expires in November 2011, and the Group has the option to renew the lease for an additional five-year term prior to the end of the lease term. The lease does not include contingent rental.

As at 30 June 2007, the minimum lease payments include Group's share of the jointly controlled entity operating lease rental for office space and premises. The lease expires in May 2010.

b) On 25 June 2007, the Group entered into a shareholders' agreement to subscribe for a 40% equity stake in Tune Hospitality Investments FZCO ("Tune Hospitality"). Pursuant to this shareholders' agreement, the Group has committed to contribute approximately HK$156.0 million (US$20.0 million) to Tune Hospitality to fund its operations and working capital.

14. MATERIAL RELATED PARTY TRANSACTIONS

During the period, there were the following material related party transactions:

	Six months ended 30 June	
	2007 HK$'000	2006 HK$'000
Affiliated companies		
Dividend income from a related company	1,663	792
Income from provision of hospitality and other related services	1,940	2,015

INDEPENDENT REVIEW REPORT

To the Board of Directors of City e-Solutions Limited

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 2 to 15.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34, Interim financial reporting issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Financial Reporting Standards. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

REVIEW CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with Hong Kong Financial Reporting Standards.

KPMG
Certified Public Accountants

Singapore, 30 July 2007

MANAGEMENT DISCUSSION AND ANALYSIS

The Group reported improvement in both revenue and net profit for the period under review. The Group's 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), contributed higher revenue of HK$24.2 million to the Group's revenue as compared with HK$20.3 million in the previous corresponding period. The increase in SWAN's revenue is primarily due to higher management fee recorded by its hotel management unit, Richfield. The business development focus on Richfield has continued to bear fruit. For the first half of 2007, Richfield has successfully added 2 multi-year management contracts which will contribute to the further growth in revenue of SWAN in the second half of 2007. As at 30 June 2007, Richfield is managing a portfolio of 26 hotels representing more than 5,900 rooms.

The Group has always been seeking investment opportunities with strong growth potential. This strategy culminated in the following two investments:—

1. a 50% equity interest in MindChamps, a company providing education related services with effect from 1 June 2007, and

2. a 40% participation in Tune Hospitality established on 12 July 2007 to develop, own (in whole or in part) and operate a portfolio of limited service (or "no-frills") "Tune" branded budget hotels across the countries in the ASEAN region.

For one month period ended 30 June 2007, MindChamps contributed revenue and net profit before tax of HK$3.2 million and HK$0.2 million respectively. During the period under review, Tune Hospitality had not commenced its operations.

Financial Commentary

Group Performance

The Group reported an improvement in net profit attributable to equity shareholders of the Company of HK$24.9 million, as compared to HK$21.9 million in the previous corresponding period. The improvement was due to higher revenue recorded by the Group of HK$46.0 million, an increase of 39.0%, as compared to HK$33.1 million in the previous corresponding period. The increase was mainly due to higher dividend and interest income from the trading securities, higher fee income from its US's hotel management unit, Richfield and additional revenue contributed by the newly-acquired 50% equity interest in MindChamps with effect from 1 June 2007.

The trading securities and time deposits held by the Group returned total dividend and interest income amounting to HK$17.0 million during the period under review as compared to HK$11.8 million in the previous corresponding period. The improvement can be attributable to higher dividend income of HK$5.1 million received from the bond and equity investments.

The Group reported lower other net income of HK$13.1 million, down 15.5% from HK$15.5 million in the previous corresponding period due mainly to lower realised and unrealised gain arising from remeasuring the Group's trading securities to fair value as at 30 June 2007.

During the period under review, the Group completed the purchase of 3 units of residential properties held for resale in Singapore with a total purchase consideration of HK$16.3 million.

Financial Position, Cash Flow and Borrowings

As at 30 June 2007, the Group's total assets stood at HK$751.7 million, increase from HK$722.6 million as at 31 December 2006 which can be attributed mainly to Group's share of intangible assets amounting to HK$36.7 million for the "MindChamps" brand name in Singapore. However, excluding the Group's intangible asset, the Group's net tangible assets per share was HK$1.66 as at 30 June 2007 drop by HK$0.09 from HK$1.75 as at 31 December 2006.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash outflow included dividend paid of HK$23.0 million. The cash outflow from investing activities amounted to HK$77.2 million due mainly to purchase of trading securities, residential properties held for resale and investment in MindChamps. Consequently, the Group reported cash and cash equivalents of HK$422.8 million as at 30 June 2007, down from HK$487.2 million as at 31 December 2006.

The Group has no borrowings for the period under review.

Treasury Activities

Majority of the Group's cash is held in United States dollar deposits, hence as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will not be significant. The Group's view is that to maximise returns to shareholders we need a balanced portfolio and hence a portion of its portfolio would be held in other currencies. We will monitor closely the Group's exposure to currency movement and take the appropriate action when necessary.

Employees

As at 30 June 2007, the Group had 48 employees excluding employees from MindChamps, up from 46 as at the end of the last financial year ended 31 December 2006. There were 47 employees from MindChamps as at 30 June 2007. The total payroll costs which include the Group's 50% share of MindChamps for the period under review were HK$16.4 million as compared with HK$13.9 million in the previous corresponding period.

Prospects

The United States hospitality industry is expected to continue to grow steadily in the second half of 2007 and SWAN's business units should benefit accordingly. Richfield is working on several potential contracts and is optimistic of converting some of these into multi-year contracts in the second half of the year. We will continue to adopt a prudent approach in managing the SWAN businesses by ensuring costs are kept in line with the level of business activities.

In June, the Group made investments into two key new businesses in the high-growth sectors of education and limited service hotels. Going forward, these new investments are expected to augment the growth potential of the Group.

MindChamps is expected to make a greater contribution to the Group's revenue and net profit in the second half of 2007 as the Group consolidates proportionally MindChamps' financial results for the whole six month period. We are confident of the strong growth prospects of MindChamps' business in future years as it develops additional educational programmes to target all student age groups, commences new product lines and expands its operations to countries outside of Singapore. Geographical expansion is expected to take place in 2008.

Tune Hospitality is currently very active in identifying and seeking suitable sites in South-East Asia to develop Tune branded hotels. We envisage that several sites would be secured in the second half of 2007 with development work to commence shortly thereafter. The "Tune" branded limited service hotel concept brings a new business model to Asia. The Group's investment in Tune Hospitality presents a great opportunity to tap into the rapid growth of travel within Asia by owning a portfolio of limited service hotels in strategic locations.

The Group will continue to seek out suitable investment opportunities to deploy its cash resources. Barring unforeseen circumstances, the Group's operations should remain profitable in the second half of 2007.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and 1 non-executive director of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2007.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the period.

As disclosed in 2006 Annual Report, the Company does not fully comply with the code provision A.4.1 in Appendix 14. To satisfy the requirements under such code provision, all the non-executive directors retired in the annual general meeting held on 20 April 2007 ("2007 AGM") and offered themselves for re-election. All the retiring non-executive directors were re-elected in the 2007 AGM for a specific term of three years. Under the code provision A.1.8, if a substantial shareholder or a director has a conflict of interest in a matter to be considered by the board which the board has determined to be material, the matter should not be dealt with by way of circulation or by a committee (except an appropriate board committee set up for that purpose pursuant to a resolution passed in a board meeting) but a board meeting should be held. As it was impractical to hold a full board meeting on that day, after full explanation of the connected transaction was provided to the non-executive directors by the executive directors, a written resolution regarding the continuing connected transaction for the provision of property management services had been approved by all directors, including independent non-executive directors. The said written resolution was passed on 8 January 2007. The details of the continuing connected transaction were fully disclosed in the press announcement dated 8 January 2007.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the period under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

DIRECTORS' INTERESTS IN SHARES

(a) As at 30 June 2007, the interests of the Directors of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("The Stock Exchange") pursuant to the Model Code were as follows:—

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Vincent Yeo Wee Eng	personal	718,000
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Wong Hong Ren	personal	1,513,112
Hon. Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	397,226
Vincent Yeo Wee Eng	personal	18,323
Kwek Leng Joo	personal	65,461
Kwek Leng Peck	personal	43,758
Gan Khai Choon	personal	100,000
	family	25,000
Wong Hong Ren	family	4,950

City Developments Limited

Name of Director	Nature of Interest	Number of Preference Shares
Kwek Leng Beng	personal	144,445
Kwek Leng Joo	personal	100,000
Gan Khai Choon	personal	49,925
	family	45,738

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

Millennium & Copthorne Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	3,000,000
Vincent Yeo Wee Eng	personal	500,000
Wong Hong Ren	personal	2,000,000

Note: Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc ("M&C"), certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C Shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	A	05/03/1998	6,509	£4.6087	05/03/2001 to 04/03/2008
Wong Hong Ren	B	14/03/2001	69,364	£4.3250	14/03/2004 to 13/03/2008
	B	15/03/2002	83,720	£3.2250	15/03/2005 to 14/03/2009

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme") approved by shareholders of M&C on 21 May 2002, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C Shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	II	24/03/2005	10,581	£3.9842	24/03/2008 to 23/03/2015
Wong Hong Ren	II	10/03/2003	124,031	£1.9350	10/03/2006 to 09/03/2013
	II	16/03/2004	44,999	£2.9167	16/03/2007 to 15/03/2014
	II	24/03/2005	75,297	£3.9842	24/03/2008 to 23/03/2015

**Note:* The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, of which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

(d) Pursuant to Millennium & Copthorne Hotels Long Term Incentive Plan (the "LTIP") approved by shareholders of M&C on 4 May 2006, certain Directors were awarded Performance Share Award of ordinary shares of 30 pence each as follows:

Name of Director	Date Awarded	Number of Performance Shares	Vesting Date
Wong Hong Ren	01/09/2006	67,834	01/09/2009
	27/03/2007	44,736	27/03/2010
Lawrence Yip Wai Lam	01/09/2006	9,622	01/09/2009
	27/03/2007	5,698	27/03/2010

Note: Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries.

Save as disclosed herein, as at 30 June 2007, none of the Directors and the chief executive of the Company or their associates were interested or had any short position in any shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2007, the following corporations were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of Shareholder	Number of Shares Held	*Notes*	Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	(1)	52.43%
Hong Leong Holdings Limited	21,356,085		5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	(2)	60.26%
Kwek Holdings Pte Ltd	230,866,817	(3)	60.26%
Davos Investment Holdings Private Limited	230,866,817	(3)	60.26%
Kwek Leng Kee	230,866,817	(4)	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,310,000		10.00%
Farallon Capital Management, L.L.C.	35,232,850	(5)	9.20%
Farallon Capital Offshore Investors, Inc.	35,232,850	(6)	9.20%
Aberdeen Asset Management Plc and its Associates (together "The AAM Group") on Behalf of Accounts Managed by The AAM Group	23,052,000	(7)	6.02%

Notes:

1. Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2. The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3. The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4. Mr Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

5. Farallon Capital Management, L.L.C. is interested in these shares in its capacity as the investment manager.

6. Farallon Capital Offshore Investors, Inc. is interested in these shares in its capacity as the beneficial owner.

7. Aberdeen Asset Management Plc is interested in these shares in its capacity as the investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management Plc are interested.

Save as stated above, no person or corporation was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2007.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 30 July 2007

附註：

1. 於城市發展有限公司(「城市發展」)之全資附屬公司實益擁有之200,854,743股股份(佔本公司已發行股本約52.43%)中，其中190,523,819股股份由eMpire Investments Limited持有。

2. 城市發展及Hong Leong Holdings Limited分別於200,854,743股股份及21,356,085股股份擁有權益，已包括在已披露之股份總數內。

3. Hong Leong Investment Holdings Pte. Ltd.被視為於230,866,817股股份擁有權益，佔本公司已發行股本約60.26%，已包括在已披露之股份總數內。

4. 於Davos Investment Holdings Private Limited(「Davos」)被視為擁有權益之230,866,817股股份，由於Kwek Leng Kee先生可透過行使其於Davos股東大會三分一或以上投票權而被視為擁有該些股份之權益。

5. Farallon Capital Management, L.L.C.以投資經理之身分於該等股份中擁有權益。

6. Farallon Capital Offshore Investors, Inc.以實益擁有人之身分於該等股份中擁有權益。

7. Aberdeen Asset Management Plc以投資經理之身分於該等股份中擁有權益，當中包括Aberdeen Asset Management Plc全資控制公司擁有的股份。

除上述者外，並無任何人士或公司於二零零七年六月三十日於本公司之股份或相關股份中，擁有根據證券及期貨條例第336條須註入所規定存置之登記冊內之權益或淡倉。

承董事會命
主席
郭令明

香港，二零零七年七月三十日

主要股東

於二零零七年六月三十日，根據證券及期貨條例第336條所規定存置之登記冊所記錄，以下人士擁有本公司已發行股本5%或以上權益：

股東名稱	持有股份數目	附註	所持本公司股份百分比
eMpire Investments Limited	190,523,819		49.73%
城市發展有限公司	200,854,743	(1)	52.43%
Hong Leong Holdings Limited	21,356,085		5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	(2)	60.26%
Kwek Holdings Pte Ltd	230,866,817	(3)	60.26%
Davos Investment Holdings Private Limited	230,866,817	(3)	60.26%
Kwek Leng Kee	230,866,817	(4)	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,310,000		10.00%
Farallon Capital Management, L.L.C.	35,232,850	(5)	9.20%
Farallon Capital Offshore Investors, Inc.	35,232,850	(6)	9.20%
Aberdeen Asset Management Plc及其聯繫人(統稱「AAM集團」，代表由AAM集團管理之賬戶)	23,052,000	(7)	6.02%

(d) 根據M&C股東於二零零六年五月四日批准的Millennium & Copthorne Hotels長期獎勵計劃(「長期獎勵計劃」)，若干董事獲授每股面值30便士之普通股作為業績表現獎勵股份，詳情如下：

董事姓名	獲授日期	業績表現獎勵股份數目	歸屬期
王鴻仁	二零零六年九月一日	67,834	二零零九年九月一日
	二零零七年三月二十七日	44,736	二零一零年三月二十七日
葉偉霖	二零零六年九月一日	9,622	二零零九月九月一日
	二零零七年三月二十七日	5,698	二零一零年三月二十七日

附註： 根據長期獎勵計劃之條款，M&C獲准向M&C或其附屬公司僱員(包括執行董事)授出業績表現獎勵股份及遞延股份花紅獎勵。

除本報告所披露外，於二零零七年六月三十日，本公司各董事及主要行政人員或其聯繫人於本公司或其任何相聯法團之任何股份、相關股份或債券中概無擁有任何根據證券及期貨條例第352條須予記錄或根據標準守則須知會本公司及聯交所之權益或淡倉。

(b) 根據由Millennium & Copthorne Hotels plc(「M&C」)管理之Millennium & Copthorne Hotels行政人員購股權計劃(「一九九六年計劃」),若干董事根據該計劃擁有可以現金認購M&C股份之未行使購股權(「M&C 購股權」)如下:

董事姓名	部份*	授出日期	未行使M&C購股權數目	每股M&C股份之行使價	行使期
楊為榮	A	一九九八年三月五日	6,509	4.6087英鎊	二零零一年三月五日至二零零八年三月四日
王鴻仁	B	二零零一年三月十四日	69,364	4.3250英鎊	二零零四年三月十四日至二零零八年三月十三日
	B	二零零二年三月十五日	83,720	3.2250英鎊	二零零五年三月十五日至二零零九年三月十四日

(c) 根據M&C之股東於二零零二年五月二十一日批准之Millennium & Copthorne Hotels plc二零零三年行政人員購股權計劃(「二零零三年計劃」),若干董事根據該計劃擁有可以現金認購M&C股份之未行使購股權(「M&C購股權」)如下:

董事姓名	部份*	授出日期	未行使M&C購股權數目	每股M&C股份之行使價	行使期
楊為榮	II	二零零五年三月二十四日	10,581	3.9842英鎊	二零零八年三月二十四日至二零一五年三月二十三日
王鴻仁	II	二零零三年三月十日	124,031	1.9350英鎊	二零零六年三月十日至二零一三年三月九日
	II	二零零四年三月十六日	44,999	2.9167英鎊	二零零七年三月十六日至二零一四年三月十五日
	II	二零零五年三月二十四日	75,297	3.9842英鎊	二零零八年三月二十四日至二零一五年三月二十三日

*附註: 一九九六年計劃分兩部份。A部份已獲英國稅務局於一九九六年四月十二日根據Income and Corporation Taxes Act 1988之附表9之規定批准。B部份專為英國及非英國行政人員設立之未經批准行政人員購股權計劃。除一九九六年計劃外,二零零三年計劃同時授出經批准及未經批准購股權。

城市發展有限公司

董事姓名	權益性質	優先股數目
郭令明	個人	144,445
郭令裕	個人	100,000
顏溪俊	個人	49,925
	家族	45,738

Hong Leong Investment Holdings Pte.Ltd.

董事姓名	權益性質	普通股數目
郭令明	個人	2,320
郭令裕	個人	1,290
郭令栢	個人	304
顏溪俊	家族	247

Millennium & Copthorne Hotels New Zealand Limited

董事姓名	權益性質	普通股數目
郭令明	個人	3,000,000
楊為榮	個人	500,000
王鴻仁	個人	2,000,000

附註： Millennium & Copthorne Hotels New Zealand Limited為Millennium &Copthorne Hotels plc(城市發展有限公司之附屬公司)之非直接附屬公司。城市發展有限公司為本公司之控股公司。本公司之董事視Hong Leong Investment Holdings Pte.Ltd.為本公司之最終控股公司。

董事於股份之權益

(a) 於二零零七年六月三十日，本公司各董事於本公司或任何其相聯法團(定義見證券及期貨條例第XV部(「證券及期貨條例」))之股份及相關股份中擁有根據證券及期貨條例第352條須記入所規定存置之登記冊，或根據標準守則須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益如下：

本公司

董事姓名	權益性質	每股面值1.00港元之普通股數目
郭令明	個人	3,286,980
楊為榮	個人	718,000
郭令裕	個人	1,436,000
郭令栢	個人	2,082,200
顏溪俊	個人	1,041,100
葉偉霖	個人	520,550
王鴻仁	個人	1,513,112
陳智思	個人	53,850

城市發展有限公司

董事姓名	權益性質	普通股數目
郭令明	個人	397,226
楊為榮	個人	18,323
郭令裕	個人	65,461
郭令栢	個人	43,758
顏溪俊	個人	100,000
	家族	25,000
王鴻仁	家族	4,950

企業管治

董事認為，除下文所披露者外，本公司於整個期間一直遵照香港聯合交易所有限公司上市規則附錄十四(「附錄十四」)所載之企業管治常規守則。

誠如二零零六年年報所披露，本公司並無完全遵守附錄十四之守則條文第A.4.1條。為遵守該守則條文之規定，所有非執行董事於二零零七年四月二十日舉行之股東週年大會(「二零零七年股東週年大會」)退任並膺選連任。所有退任之非執行董事於二零零七年股東週年大會上膺選連任，指定任期為三年。根據守則條文第A.1.8條，倘主要股東或董事於將經由董事會考慮而董事會認為屬重大之事宜中有利益衝突，則該事宜不得以傳閱方式或由一個委員會(根據董事會會議通過之決議案就此成立之合適董事委員會除外)處理，而應舉行董事會會議。由於在該日舉行董事大會並不切實可行，故於執行董事向非執行董事提供有關關連交易之詳細解釋後，全體董事(包括獨立非執行董事)已批准有關就提供物業管理服務而進行持續關連交易之一項書面決議案。上述書面決議案已於二零零七年一月八日獲通過。該持續關連交易詳情已於二零零七年一月八日刊發之公佈作出全面披露。

遵守董事進行證券交易之標準守則

本公司已採納香港聯合交易所有限公司上市規則附錄十所載「董事進行證券交易之標準守則」(「標準守則」)。全體董事已確認彼等於整個回顧期間內已遵守標準守則。

購買、出售或贖回本公司之上市證券

年內，本公司及其任何附屬公司概無購買、出售或贖回本公司之上市證券。

展望

預期美國酒店業於二零零七年下半年將繼續穩步增長，而SWAN之業務單位應會因此受惠。Richfield正研究多份可能訂立之合約，並樂觀認為可於二零零七年下半年訂立多份能延續多年之合約。我們將繼續採取謹慎之業務管理方針，確保成本與業務水平相符。

本集團於六月對高增長力之教育及有限服務酒店兩大新業務作出投資。展望未來，預期此等新投資將提高本集團之發展潛力。

由於本集團會按比例將MindChamps於整個六個月期間之財務業績綜合入賬，故預期MindChamps於二零零七年下半年將對本集團之收益及溢利淨額有更大貢獻。由於MindChamps增設針對不同年齡學生之教育計劃、開發新產品系列及擴充業務至新加坡以外國家，故本公司對MindChamps業務於未來數年能有強勁發展前景充滿信心。預期地域擴充將於二零零八年進行。

Tune Hospitality現正積極於東南亞物色及尋求合適地點發展Tune品牌酒店。本公司預期將於二零零七年下半年覓得若干地點，其後將盡快展開發展工程。「Tune」品牌有限服務酒店之概念為亞洲引進全新之業務模式。本集團於Tune Hospitality之投資為一商業良機，可憑藉擁有位於策略地點之一批有限服務酒店而在發展迅速之亞洲旅遊分一杯羹。

本集團將繼續物色合適之投資機會，善用其現金資源。在無不可預見之情況下，本集團之業務於二零零七年下半年定可繼續錄得理想收益。

審核委員會

本公司之審核委員會由本公司兩名獨立非執行董事及一名非執行董事組成。審核委員會已審閱本集團截至二零零七年六月三十日止六個月之未經審核中期財務報告。

本集團錄得13,100,000港元之較低其他收入淨額，較去年同期之15,500,000港元減少15.5%，主要原因為重新計量本集團之買賣證券至於二零零七年六月三十日之公平值導致已變現及未變現收益減少。

於回顧期間，本集團完成購入3個新加坡持作轉售之住宅物業單位，總購買代價為16,300,000港元。

財務狀況、現金流量及借貸

於二零零七年六月三十日，本集團之資產總值由二零零六年十二月三十一日之722,600,000港元增加至751,700,000港元，主要是由於本集團就新加坡「MindChamps」品牌所分佔之無形資產共36,700,000港元所致。然而，在不計及本集團無形資產之情況下，本集團於二零零七年六月三十日之每股有形資產淨值為1.66港元，較二零零六年十二月三十一日之1.75港元減少0.09港元。

本集團呈報之業績以港元為結算單位，本集團之宗旨乃以港元為結算單位，以保存其價值。

於回顧期間，經營現金流出淨額包括已派付股息23,000,000港元。投資活動之現金流出為77,200,000港元，主要是由於購買買賣證券、持作轉售之住宅物業及於MindChamps之投資所致。因此，於二零零七年六月三十日，本集團錄得現金及現金等價物由二零零六年十二月三十一日之487,200,000港元，減少至422,800,000港元。

於回顧期間，本集團並無任何借貸。

財資活動

本集團大部份現金以美元存款持有，因此，只要港元以現有美元掛鈎安排買賣，則不會有重大貨幣風險。本集團認為，為了盡量提高股東之回報，本公司需有一個均衡之投資組合，因此，其投資組合一部份以其他貨幣持有。本公司將密切監察本集團在貨幣變動方面所承擔之風險，並於必要時採取適當行動。

僱員

於二零零七年六月三十日，本集團共有48名僱員，不包括MindChamps之僱員，較截至二零零六年十二月三十一日止上個財政年度結束時之46名僱員有所增加。於二零零七年六月三十日，MindChamps有47名僱員。於回顧期間，總薪酬成本（包括本集團應佔MindChamps之50%）為16,400,000港元，而去年同期則為13,900,000港元。

管理層討論及分析

本集團回顧期間錄得之收入及溢利淨額均有所增加。本集團持有85%權益之附屬公司SWAN Holdings Limited Group(「SWAN」)為本集團貢獻收益24,200,000港元，較去年同期之20,300,000港元高。SWAN之收益增加主要由於其酒店管理單位Richfield錄得較高管理費。Richfield之業務發展重點繼續取得成果。於二零零七年上半年，Richfield成功爭取了兩份能延續多年之管理合約，使SWAN於二零零七年下半年之收益能有進一步增長。於二零零七年六月三十日，Richfield正管理26間酒店共有5,900多間客房。

本集團一直物色具龐大發展潛力之投資機會。此策略終促成以下兩項投資：－

1. MindChamps之50%股權，該公司由二零零七年六月一日起提供教育相關服務，及

2. 參與Tune Hospitality之40%股權，該公司於二零零七年七月十二日成立，於東盟地區各國發展、擁有(全部或部分)及經營一批有限服務(或「廉價」)之「Tune」品牌經濟型酒店。

截至二零零七年六月三十日止一個月期間，MindChamps貢獻之收益及除稅前溢利淨額分別為3,200,000港元及200,000港元。於回顧期間，Tune Hospitality尚未開始營業。

財務意見

集團表現

本集團錄得之本公司權益持有人應佔溢利淨額為24,900,000港元，較去年同期21,900,000港元有所改善，是由於本集團錄得46,000,000港元之較高收益，較去年同期33,100,000港元增加39.0%所致。收益增加主要由於來自買賣證券之股息及利息收益增加，加上其美國酒店管理單位Richfield之收費收入增加，以及自二零零七年六月一日起新收購MindChamps之50%股權帶來額外收益所致。

於回顧期間，本集團持有之買賣證券及定期存款帶來17,000,000港元之股息及利息收入總額，而去年同期則為11,800,000港元。該增加乃因自債券及股票投資取得較高之股息收入5,100,000港元所致。

獨立審閱報告

致City e-Solutions Limited董事會

緒言

吾等遵照　貴公司之指示，審閱載於第2至第15頁之中期財務報告。

董事與核數師各自之責任

香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製報告須符合有關條文及香港會計師公會發出之香港會計準則第34號*中期財務報告*。根據香港財務報告準則編製及呈列本中期財務資料乃董事之責任。吾等之責任乃根據吾等之審閱就本中期財務資料作出結論。

審閱範圍

吾等根據「國際審閱聘用協定準則」第2410號「*由實體之獨立核數師執行之中期財務資料審閱*」進行審閱。審閱中期財務資料包括主要對負責財務及會計事宜之人員作出查詢以及應用及其他審閱程序。審閱範圍較根據國際審核準則進行之審核為小，故此吾等不能保證能知悉於執行審核工作時方可發現之所有重大事項。因此，吾等並無發表審核意見。

審閱總結

按照吾等之審閱結果，吾等並無注意到有任何事宜導致吾等相信隨附之中期財務資料於各重大方面並非根據香港財務報告準則編製。

畢馬威會計師事務所
執業會計師

新加坡，二零零七年七月三十日

13. 承擔

a) 不可撤銷之辦公室空間經營租約之未來最低租金付款總額如下：

	於二零零七年六月三十日 千港元	於二零零六年十二月三十一日 千港元
須於一年內支付	4,439	958
須於一年後但五年內支付	9,139	2,992
	13,578	3,950

本集團已簽署一份有關辦公室空間之營運租約。該租約於二零一一年十一月屆滿，本集團有權於期滿前續約五年。租約並不包括或然租金。

於二零零七年六月三十日，最低租賃款項包括本集團分佔共同控制實體之辦公室空間及物業之經營租賃租金。該項租賃於二零一零年五月屆滿。

b) 於二零零七年六月二十五日，本集團訂立股東協議，認購Tune Hospitality Investments FZCO（「Tune Hospitality」）之40%股權。根據此股東協議，本集團承諾向Tune Hospitality出資約156,000,000港元（20,000,000美元），就其經營及營運資金提供資金。

14. 重大關連人士交易

期內，重大關連人士交易如下：

	截至六月三十日止六個月 二零零七年 千港元	二零零六年 千港元
關聯公司		
來自一間關連公司之股息收入	1,663	792
來自酒店及其他相關服務之收入	1,940	2,015

本集團分佔共同控制實體財務業績如下：

	二零零七年六月一日至二零零七年六月三十日期間
	千港元
營業額	3,160
銷售成本及其他開支	(2,948)
期內溢利	212

MindChamps由其註冊成立日期起至二零零七年五月三十日期間暫無營業，但已收購若干廠房及設備、無形資產、貿易及其他應收賬款及貿易及其他應付賬款。本集團於二零零七年六月一日收購MindChamps之50%股權。因此，倘本集團於財務期間初始時收購MindChamps，則不會對本集團於本財務期間之業績帶來任何重大影響。

11. 股本

已發行及繳足	**股份數目** *千股*	*千港元*
於二零零七年六月三十日	383,126	383,126

截至二零零七年六月三十日止期間，本公司已發行股本並無變動。

於二零零七年六月三十日並無尚未行使之購股權。

12. 儲備

儲備變動載於綜合權益變動報表。

9. 應付賬款及其他應付款

	於二零零七年六月三十日 千港元	於二零零六年十二月三十一日 千港元
應付貿易款	1,542	1,281
其他應付款及應計費用	43,459	18,231
	45,001	19,512

所有應付貿易款於一個月內到期或按通知償還。

10. 於共同控制實體之權益

於二零零七年六月一日，本集團以7,500,000新加坡元(38,600,000港元)認購MindChamps Holdings Pte. Ltd(「MindChamps」)50%股權。

MindChamps之主要業務為提供教育及學習相關服務。

收購共同控制實體MindChamps之影響載列如下：

	賬面值及公平值 千港元
廠房及設備	1,465
無形資產	37,085
應收賬款及其他應收款	12,876
應付賬款及其他應付款	(12,876)
可識別資產及負債－本集團分佔50%	38,550
已付代價(以現金支付)	38,550

無形資產與MindChamps所收購商標有關。

7. 應收賬款及其他應收款

應收賬款及其他應收款包括應收貿易賬款扣除減值虧損之分析如下：

	於二零零七年六月三十日	於二零零六年十二月三十一日
	千港元	*千港元*
本期或逾期少於一個月	8,143	8,858
逾期一個月至三個月	1,978	1,084
逾期多於三個月但少於十二個月	1,183	2,003
應收貿易賬款總額，扣除減值虧損	11,304	11,945
其他應收款、存款及預付款項	12,232	5,861
關聯公司欠款	433	278
共同控制實體其他股東欠款	4,903	—
應收股息	—	7,200
衍生金融工具	—	475
	28,872	25,759

債項於記賬之日起計一個月內到期。逾期三個月之應收款之所有未償還結餘，須於進一步批出任何信貸前結清。

8. 現金及現金等價物

	於二零零七年六月三十日	於二零零六年十二月三十一日
	千港元	*千港元*
銀行及其他財務機構之存款	364,033	444,264
銀行及手頭現金	58,789	42,985
綜合現金流量表之現金及現金等價物	422,822	487,249

5. 股息

a) *中期應佔股息*

本公司董事已議決不宣派截至二零零七年六月三十日止六個月之中期股息(二零零六年：無)。

b) *上一個財政年度應佔已於中期期間批准及派付之股息*

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
就上一個財政年度已於中期期間批准及派付之末期股息為每股6港仙(二零零六年：3港仙)	22,988	11,494

6. 每股盈利

a) *每股基本盈利*

每股基本盈利是根據本公司之權益持有人應佔溢利24,900,000港元(二零零六年：21,900,000港元)及於期內已發行普通股383,125,524股(二零零六年：383,125,524股)計算。

b) *每股攤薄盈利*

鑒於期內並無攤薄潛在普通股，故每股攤薄盈利並不適用。

4. 所得稅

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
當期稅項－香港利得稅		
過往年度之超額撥備	(1,025)	–
當期稅項－海外稅項		
期內撥備	47	54
	(978)	54
遞延稅項		
暫時差額撥回	1,375	–
	397	54

香港利得稅乃按截至二零零七年六月三十日止期間之估計應課稅溢利以稅率17.5%(二零零六年：17.5%)撥出準備。海外稅項乃按本集團業務所在國家之估計應課稅溢利以當時適用之稅率撥出準備。

根據開曼群島稅務優惠法(經修訂)第6條之規定，本公司獲豁免繳納開曼群島稅項，由一九八九年起計，為期二十年。

於二零零七年六月三十日，本集團並無將24,400,000港元(二零零六年十二月三十一日：24,100,000港元)稅項虧損確認為遞延稅項資產，因為日後不可能有足夠適當稅務盈利可供本集團從中獲益。

地理分類

本集團之投資活動主要在香港及新加坡進行。酒店有關服務由在美國之附屬公司進行。教育有關服務由新加坡之共同控制實體進行。

於呈列以地理分類為基礎之資料時，投資控股之分類收益乃按投資之地理位置呈列，酒店有關服務之分類收益按客戶所處地理位置呈列，而教育有關服務之分類收益則按進行課程之地理位置呈列。

	香港		新加坡		美國		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
來自外界客戶之收益	11,860	7,890	5,784	1,572	28,398	23,650	46,042	33,112
除稅前溢利／(虧損)	19,804	17,820	(933)	628	7,388	4,131	26,259	22,579

3. 除稅前溢利

除稅前溢利乃扣除／(計入)以下各項：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千港元	*千港元*
固定資產折舊	845	615
無形資產攤銷	31	31
股息及利息收入	(17,013)	(11,811)
匯兌收益淨額	(7,920)	(5,158)
出售廠房及設備之溢利淨額	–	(16)
買賣證券之已變現及未變現收益淨額	(4,909)	(10,189)

2. 分類資料

分類資料以本集團之業務及地理分類呈列。業務分類被選為主要報告形式，因為業務分類跟本集團之內部財務申報相近。

業務分類

本集團包括下列主要業務分類：

投資控股： 投資活動。

酒店有關服務： 電子貿易平台、提供酒店業之解決方案、酒店管理服務、訂房服務、保險銷售及風險管理服務、工資服務及採購服務。

教育有關服務： 提供教育及學習之相關服務。

	投資控股 截至六月三十日 止六個月		酒店有關服務 截至六月三十日 止六個月		教育有關服務 截至六月三十日 止六個月		綜合 截至六月三十日 止六個月	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
來自外界客戶之收益	17,013	11,250	25,869	21,862	3,160	—	46,042	33,112
除稅前溢利	21,738	21,101	4,309	1,478	212	—	26,259	22,579
所得稅							(397)	(54)
期內溢利							25,862	22,525
期內折舊及攤銷	554	398	281	248	41	—	876	646

香港會計師公會已頒佈若干於二零零七年年度財務報表首次生效或供初步採納之新訂及經修訂香港財務報告準則。採納該等會計準則對本集團之經營業績並無影響。

根據香港會計準則第34條，管理層須就影響應用會計政策、所呈報資產及負債、收入及支出之事宜，按年作出判定、估計及假設。編製本中期財務報告時已遵守有關規定。實際結果可能與估計有出入。

本中期財務報告包含簡明綜合財務報表及選錄之闡釋附註。這些附註包括對明瞭本集團自二零零六年年度財務報表以來財務狀況及業績表現之變動具重大影響之事件及交易之解釋。該簡明綜合中期財務報表及當中之附註並不涵蓋香港財務報告準則就編製全套財務報表所要求之所有資料。

本中期財務報告乃未經審核，惟已經由畢馬威會計師事務所根據國際會計師聯合會頒佈之「國際審閱聘用協定準則」第2410號「*由實體之獨立核數師執行之中期財務資料審閱*」審閱。畢馬威會計師事務所致董事會之獨立審閱報告載於第16頁。此外，本中期財務報告已由本公司之審核委員會審閱。

中期財務報告所載有關截至二零零六年十二月三十一日止財政年度之財務資料為之前呈列資料，並不構成本公司在該財政年度之法定財務賬目，惟取材自該等財務報表。截至二零零六年十二月三十一日止年度之法定賬目可從本公司之註冊辦事處索閱。核數師已就該等賬目在其二零零七年二月二十六日之報告中作出無保留意見。

未經審核中期財務報告附註

1. 編製基準

本中期財務報告是按照香港聯合交易所有限公司證券上市規則之適用披露條文編製，包括符合香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號中期財務報告之規定。其已於二零零七年七月三十日獲得授權頒佈。

編製本中期財務報告所採用之會計政策與二零零六年年度財務報表相同。此外，以下會計政策於本財務期間適用於本集團：

a) 共同控制實體

共同控制實體乃本集團與其他方根據一項合約安排所經營之實體，而在該合約安排下，本集團與一名或多名其他方享有該實體之經濟活動之共同控制權。

本集團採用比例合併法確認其於共同控制實體之權益。

本集團將其於合營企業資產、負債、收入及開支各項所佔份額與類似項目逐項合併。類似交易及於類似情況下發生之事件乃採用一致之會計政策。

共同控制實體乃按比例合併，直至本集團不再擁有對該共同控制實體之共同控制權為止。

b) 無形資產

可使用年期無限之無形資產不會攤銷。可使用年期有限之無形資產乃每年或當有跡象顯示該無形資產可能出現減值時進行減值測試。

c) 持作轉售之物業

持作轉售之物業乃該等持有擬於日常業務中出售之物業。該等物業按成本及可變現淨值兩者下較低者列賬。可變現淨值指估計售價減出售該物業時產生之成本。

持作轉售之物業成本包括購買成本及其他相關開支。

簡明綜合現金流量表

截至二零零七年六月三十日止六個月－未經審核

	附註	截至六月三十日止六個月 二零零七年 千港元	 二零零六年 千港元
經營業務產生／(所用)現金淨額		8,616	(10)
投資業務所用現金淨額		(77,239)	(23,930)
現金及現金等價物減少淨額		(68,623)	(23,940)
於一月一日之現金及現金等價物		487,249	497,335
匯率變動之影響		4,196	2,931
於六月三十日之現金及現金等價物	8	422,822	476,326

第6至第15頁之附註為本中期財務報告之一部份。

綜合權益變動報表

截至二零零七年六月三十日止六個月－未經審核

		截至六月三十日止六個月			
	附註	二零零七年		二零零六年	
		千港元	千港元	千港元	千港元
於一月一日之總權益					
以下各項應佔：					
本公司之權益持有人			668,920		589,781
少數股東權益			33,430		28,041
			702,350		617,822
直接於股本確認之收入淨額：					
換算海外附屬公司及共同控制實體財務報表之匯兌差額			1,439		315
期內純利			25,862		22,525
期內確認之收入及開支總額			27,301		22,840
以下各項應佔：					
本公司權益持有人		26,172		22,179	
少數股東權益		1,129		661	
		27,301		22,840	
期內宣派或批准之股息	5		(22,988)		(11,494)
於六月三十日之總權益			706,663		629,168

第6至第15頁之附註為本中期財務報告之一部份。

綜合資產負債表

於二零零七年六月三十日－未經審核

	附註	本集團 於二零零七年 六月三十日 *千港元*	於二零零六年 十二月三十一日 *千港元*
非流動資產			
物業、廠房及設備		7,617	6,587
無形資產		36,990	302
遞延税資產		19,840	21,083
非流動資產總值		64,447	27,972
流動資產			
持作轉售之物業		16,315	–
買賣證券		218,941	181,641
應收賬款及其他應收款	7	28,872	25,759
現金及現金等價物	8	422,822	487,249
可收回當期税項		267	–
		687,217	694,649
流動負債			
應付賬款及其他應付款	9	(45,001)	(19,512)
税項撥備		–	(759)
		(45,001)	(20,271)
淨流動資產		642,216	674,378
總資產減流動負債		706,663	702,350
淨資產		706,663	702,350
資本及儲備			
股本	11	383,126	383,126
儲備	12	288,978	285,794
本公司之權益持有人應佔總權益		672,104	668,920
少數股東權益		34,559	33,430
總權益		706,663	702,350

第6至第15頁之附註為本中期財務報告之一部份。

業績

City e-Solutions Limited(「本公司」)董事欣然公佈本公司、其附屬公司及其共同控制實體(「本集團」)截至二零零七年六月三十日止六個月之中期未經審核綜合業績,連同比較數字列載如下。

綜合損益賬

截至二零零七年六月三十日止六個月-未經審核

		截至六月三十日止六個月	
	附註	**二零零七年**	**二零零六年**
		千港元	*千港元*
營業額	2	46,042	33,112
銷售成本		(6,547)	(4,157)
毛利		39,495	28,955
其他收入淨額		13,053	15,543
行政開支		(26,289)	(21,919)
除税前溢利	3	26,259	22,579
所得税	4	(397)	(54)
期內溢利		25,862	22,525
以下各項應佔:			
本公司之權益持有人		24,948	21,913
少數股東權益		914	612
期內溢利		25,862	22,525
每股盈利	6	*港仙*	*港仙*
基本		6.51	5.72

第6至第15頁之附註為本中期財務報告之一部份。

目　錄

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

(股份代號：557)

二零零七年

中期財務報告

截至二零零七年六月三十日止六個月

END